                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934



                                  HAUSER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    419141403
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                              Kenneth C. Cleveland
                             2550 El Presidio Street
                              Long Beach, CA 90810
                                 (310) 637-9566
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                December 7, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box:  [ ]

                                  SCHEDULE 13D

---------------------------------------
CUSIP No. 419141403
---------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Group N.A., Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------- -------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0

NUMBER OF              -------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        2,193,426
EACH                   -------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,193,426
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------------
CUSP No. 419141403
---------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Botanicals, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------ ------ ------------------------------------------------
                           7    SOLE VOTING POWER

                                0

NUMBER OF              -------- ------------------------------------------------
SHARES                     8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        1,204,955
EACH                   -------- ------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                       -------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                1,204,955
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,204,955
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------------
CUSIP No. 419141403
---------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ZATPACK INC.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
------------------------ ------ ------------------------------------------------
                           7    SOLE VOTING POWER

                                1,858,419

NUMBER OF              -------- ------------------------------------------------
SHARES                     8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        2,193,426
EACH                   -------- ------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON WITH
                                1,858,419
                       -------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,051,845
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            53.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 amends the Schedule 13D filed on June 24, 1999, as amended by Amendment No. 1, filed on January 14, 2000 and Amendment No. 2, filed on July 10, 2001 (as so amended, the "Schedule 13D") on behalf of Zatpack Inc. ("Zatpack"), an international business company organized under the laws of the British Virgin Islands, Zuellig Group N.A., Inc. ("ZGNA"), a Delaware corporation and a wholly owned subsidiary of Zatpack, and Zuellig Botanicals, Inc. ("ZBI"), a Delaware corporation and a wholly owned subsidiary of ZGNA (Zatpack, ZGNA and ZBI are collectively referred to as the "Reporting Persons"), relating to the common stock, par value $.001 per share ("Common Stock"), of Hauser, Inc. (the "Issuer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D, as amended.

Item 2. Identity and Background.

     The lists of executive officers and directors of the Reporting Persons referred to in paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety and attached hereto as Exhibits A, B and C.

     Paragraphs (d) and (e) of Item 2 are hereby amended and restated in their entirety as follows:

     (d) None of the Reporting Entities, nor, to the best of their knowledge any of the directors, executive officers, persons controlling any of the Reporting Entities, or executive officers and directors of any corporation or other person ultimately in control of such Reporting Entities and as set forth in Exhibits A, B and C attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities, nor, to the best of their knowledge any of the directors, executive officers, persons controlling any of the Reporting Entities, or executive officers and directors of any corporation or other person ultimately in control of such Reporting Entities and as set forth in Exhibits A, B and C attached hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraph after the first paragraph of Item 3 of the Schedule 13D:

     The total amount of funds required by Zatpack to acquire the warrant to purchase 865,630 shares of Common Stock, attached hereto as Exhibit L and incorporated herein by reference, was $779,067. All of the funds required to acquire such warrant were obtained from the working capital of Zatpack.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraph after the eleventh paragraph of Item 4 of the Schedule 13D:

     In December 2001, the Issuer amended and restated its credit agreement (the "Amended Credit Agreement") with Wells Fargo Bank, N.A. (the "Bank"). The Amended Credit Agreement required that a fee (the "Fee") be paid to the Bank in the amount of $779,067. Initially, the Bank had stated that, as further consideration for entering into the Amended Credit Agreement, the Issuer must issue to the Bank a warrant (the "Warrant") to purchase 865,630 shares of Common Stock, representing approximately 12.5% of the Common Stock on a fully diluted basis, at an exercise price of $.01 per share, and which would expire eight years after issuance. The Bank subsequently stated that it would accept the Fee in lieu of the Warrant, provided the Fee was paid by a party other than the Issuer. The Bank would not permit the Issuer to reduce its working capital by paying the Fee. Zatpack agreed to pay the Fee. The Issuer, as consideration for such payment, issued the Warrant to Zatpack. The terms of the Warrant were negotiated solely between the Issuer and the Bank.

Item 5. Interest in Securities of the Issuer.

     Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in its entirety to read as follows:

     (a) As of December 7, 2001, (i) Zatpack beneficially owned 4,051,845, shares of Common Stock, representing approximately 53.0% of the total Common Stock outstanding, (ii) ZGNA beneficially owned 2,193,426 shares of Common Stock, representing approximately 37.9% of the total Common Stock outstanding, and (iii) ZBI beneficially owned 1,204,955 shares of Common Stock, representing approximately 20.8% of the total Common Stock outstanding. These percentages are calculated on the basis of 5,781,965 shares of Common Stock outstanding as of September 30, 2001, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2001.

     By reason of the control Zatpack exercises over ZGNA, its wholly owned subsidiary, it may be deemed under Rule 13d-3 to own beneficially all of the shares owned by ZGNA and ZBI. By reason of the control ZGNA exercises over ZBI, its wholly owned subsidiary, it may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares owned by ZBI. This filing shall not be deemed an admission by Zatpack or ZGNA that either Zatpack or ZGNA are, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this filing.

     (b) Zatpack has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,858,419 shares of Common Stock. ZGNA and Zatpack by virtue of its ownership of ZGNA, may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,193,426 shares of Common Stock. ZBI by virtue of its ownership by ZGNA, may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,204,955 shares of Common Stock.

         (c) Except for the transactions described in Item 4, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Exhibits A, B and C hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraph after the second paragraph of Item 4 of the Schedule 13D:

     The Warrant is described herein in Item 4.

Item 7. Material to be Filed as Exhibits.

     The following exhibits have been amended and restated in their entirety:

     Exhibit A: Information relating to Directors and Officers of Zuellig Group N.A., Inc.

     Exhibit B: Information relating to Directors and Officers of Zuellig Botanicals, Inc.

     Exhibit C: Information relating to Directors of Zatpack Inc.

     In addition, the following exhibits are being filed pursuant to this Amendment No. 3 to the Schedule 13D.

     Exhibit L. Warrant to Purchase Common Stock of Hauser, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  December 19, 2001               Zatpack, Inc.

                                        By:  /s/  Harvey L. Sperry
                                             -----------------------------------
                                             Harvey L. Sperry
                                             Attorney-in-Fact



                                        Zuellig Group N.A., Inc.


                                        By:  /s/  Harvey L. Sperry
                                             -----------------------------------
                                             Harvey L. Sperry
                                             Attorney-in-Fact



                                        Zuellig Botanicals, Inc.



                                        By:  /s/  Harvey L. Sperry
                                             -----------------------------------
                                             Harvey L. Sperry
                                             Attorney-in-Fact